April 5, 2006

Mr. Eugene A. Soltero
Chief Executive Officer
Zion Oil & Gas, Inc.
6510 Abrams Road, Suite 300
Dallas, Texas 75231

      Re:	Zion Oil & Gas, Inc.
      	Amendment No. 1 to Registration Statement on Form SB-2
      Filed March 20, 2006
      File No. 333-131275

Form 10-KSB for the Fiscal Year Ended December 31, 2004
Filed April 15, 2005, as amended
File No. 333-107042

Dear Mr. Soltero:

      We have reviewed your filings and your response letter dated March 17, 2006 and have the following comments. Where indicated, we think you should revise your document in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2, as amended

Cover Page

1. We note your added disclosure that your "...founder and chairman has indicated his interest in exchanging all his compensation payable in 2006 for shares in the offering." Please add a cross-reference here directing readers to the additional disclosure on this issue provided on page 23.


Risk Factors, page 3

Earnings will be diluted due to charitable contributions...., page
9

2. Please explain further here or provide a cross-reference to such disclosure about how you determine to which charities you will contribute and the corresponding amounts.

Plan of Distribution, page 23

Placement by Zion Officers and Directors, page 23

3. We note that cash purchases by affiliates and control persons will be counted as part of the minimum subscription amount necessary to effect an initial closing, whereas exchange purchases for reduction of accounts payable will not be so counted. Please revise to clarify what constitutes exchange purchases for reduction of accounts payable. For instance, it is not clear if an affiliates` conversion of deferred compensation for shares in this offering, as Mr. Brown intends, constitutes an exchange purchase for reduction of accounts payable.

4. Please provide us with the name and telephone number of the person you have been working with at NASD.

Certain Relationships and Related Party Transactions, page 39

5. We read your response to prior comment 26, and note that you have expanded your disclosures to include a list of restrictions on the common stock you issued to Mr. Rinberg for future services, to justify a fifty percent discount on the per share price of $5.00. Please tell us if a valuation analysis was performed to conclude that a fifty percent discount would be fair under the circumstances.
If
so, please provide us with a copy of your analysis.

6. We read your response to prior comment 27, and note that you have expanded your disclosures to discuss whether your related party transactions were consummated on terms equivalent to those that prevail in arm`s-length transactions. We understand from your revised disclosures that you entered into a loan agreement with Mr.
Brown, your promoter, in 2000 and 2002, in which he waived the interest payments on each of the loans. This appears to be inconsistent with your statement that the loans were on no less favorable terms than could have been obtained from unaffiliated third parties. Please revise your disclosures to eliminate what appears to be an inconsistency regarding whether this transaction was at arm`s length.



Financial Statements

7. We read your response to prior comment six, in which you indicate that under FASB rules you are required to use the words "A Development Stage Company" in your financial statements and have labeled them as such. We recognize that for accounting purposes you should follow the reporting and disclosure rules required by SFAS 7.
However, we continue to believe you should re-label your financial statements as being those of an "exploration stage" entity, which will more clearly convey that you are not engaged in the preparation of proven reserves for extraction. See Instruction 1 to paragraph
(a) of Industry Guide 7.

Note 5 - Related Party Transactions, page F-16

8. We read your response to prior comment 41, and note that you have revised the disclosures under this heading to explain that you classified the full balance of your notes payable as current liabilities, due to options by the makers to accelerate them. However, it appears that you later re-classified $37,000 of these notes to long-term debt in your financial statements for the quarter ended September 30, 2005. Please expand the disclosures in your interim financial statements to discuss your reclassification.

Note 7 - Loan Transactions, page F-17

9. We read your response to prior comment 42, and note that you have moved your disclosure with respect to the details of the three $100,000 loan agreements you entered into on February 28, 2004, from the interim financial statements to the annual financial statements.
However, it is unclear how the reference to Note 9 carried forward to your annual disclosure relates to the loan transactions under this heading.

Exhibit 10.3

10. We reissue our prior comment 45. We note that the escrow agreement has been filed as Exhibit 10.3, yet it remains unsigned. File an executed escrow agreement prior to effectiveness of the registration statement.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.
	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Tracie Towner at (202) 551-3744 or, in her absence, Donald Delaney at (202) 551-3863 if you have questions regarding comments on the financial statements and related matters.
Please contact Ronald Winfrey, Petroleum Engineer, at (202) 551-
3704
if you have questions regarding comments on the engineering matters.
Please contact Jason Wynn at (202) 551-3756 or, in his absence, me at
(202) 551-3740 with any other questions. Direct all correspondence to the following ZIP code: 20549-7010.

							Sincerely,


							H. Roger Schwall
							Assistant Director

cc:	T. Towner
	D. Delaney
      J. Wynn
      R. Winfrey

      via facsimile
      Alice A. Waters, Esq.
            (972) 938-9091


Mr. Eugene A. Soltero
Zion Oil & Gas, Inc.
April 5, 2006
page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF CORPORATION FINANCE
MAIL STOP 7010